Exhibit 99.2
Third Quarter Report – 2015
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF (LOSS) EARNINGS
(In millions of United States dollars, except for per share amounts – Unaudited)

		Three Months Ended September 30		Nine Months Ended September 30
	Note	2015	2014	2015	2014
Revenues	5(a)	$1,098	$839	$3,303	$2,601
Mine operating costs
Production costs	6	(658)	(516)	(1,918)	(1,497)
Depreciation and depletion	5, 11(d)	(394)	(191)	(1,072)	(538)
		(1,052)	(707)	(2,990)	(2,035)
Earnings from mine operations		46	132	313	566
Exploration and evaluation costs	11(b)	(11)	(12)	(39)	(29)
Share of net earnings of associates	12	7	15	23	131
Impairment of mining interests and goodwill	11(g)	—	(19)	—	(19)
Corporate administration	6(a)	(51)	(63)	(159)	(188)
(Loss) earnings from operations and associates	5	(9)	53	138	461
Losses on derivatives	13(b)	(21)	(14)	(55)	(6)
Gain on dilution of ownership interest in associate	4(a)	—	—	99	—
Gain on disposition of mining interests, net of transaction costs	4(a), (b)	—	—	315	18
Finance costs		(34)	(14)	(104)	(41)
Other income (expenses)		9	10	30	(12)
(Loss) earnings from continuing operations before taxes		(55)	35	423	420
Income tax expense	7	(136)	(83)	(355)	(185)
Net (loss) earnings from continuing operations		(191)	(48)	68	235
Net earnings from discontinued operations	4(c), (d)	—	4	46	2
Net (loss) earnings		$(191)	$(44)	$114	$237

Net (loss) earnings from continuing operations attributable to:
Shareholders of Goldcorp Inc.		$(192)	$(48)	$67	$233
Non-controlling interest		1	—	1	2
		$(191)	$(48)	$68	$235

Net (loss) earnings attributable to:
Shareholders of Goldcorp Inc.		$(192)	$(44)	$113	$235
Non-controlling interest		1	—	1	2
		$(191)	$(44)	$114	$237

Net (loss) earnings per share from continuing operations
Basic	8(a)	$(0.23)	$(0.06)	$0.08	$0.29
Diluted	8(a)	(0.23)	(0.06)	0.08	0.28
Net (loss) earnings per share
Basic	8(a)	$(0.23)	$(0.05)	$0.14	$0.29
Diluted	8(a)	(0.23)	(0.05)	0.14	0.28

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

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Third Quarter Report – 2015

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
(In millions of United States dollars – Unaudited)

		Three Months Ended September 30		Nine Months Ended September 30
	Note	2015	2014	2015	2014
Net (loss) earnings		$(191)	$(44)	$114	$237
Other comprehensive (loss) income, net of tax
Items that may be reclassified subsequently to net (loss) earnings:
Mark-to-market (losses) gains on available-for-sale securities		(7)	(10)	(6)	12
Reclassification adjustment for available-for-sale securities impairment losses included in net (loss) earnings		2	1	6	2
Reclassification adjustment for realized gain on disposition of available-for-sale securities recognized in net (loss) earnings		—	(5)	(1)	(10)
Reclassification of cumulative mark-to-market gains on shares of Probe Mines Ltd. on acquisition	3	—	—	(3)	—
		(5)	(14)	(4)	4
Items that will not be reclassified to net (loss) earnings:
Remeasurements on defined benefit pension plans		—	3	(1)	(1)
Total other comprehensive (loss) income, net of tax		(5)	(11)	(5)	3
Total comprehensive (loss) income		$(196)	$(55)	$109	$240

Total comprehensive (loss) income attributable to:
Shareholders of Goldcorp Inc.		$(197)	$(55)	$108	$238
Non-controlling interest		1	—	1	2
		$(196)	$(55)	$109	$240

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

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Third Quarter Report – 2015

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions of United States dollars – Unaudited)

		Three Months Ended September 30		Nine Months Ended September 30
	Note	2015	2014	2015	2014
Operating activities
Net (loss) earnings from continuing operations		$(191)	$(48)	$68	$235
Adjustments for:
Dividends from associates	12	—	38	7	105
Reclamation expenditures		(17)	(11)	(49)	(21)
Items not affecting cash:
Write-down of inventories	10(a)	43	41	43	41
Depreciation and depletion	5, 11(d)	394	191	1,072	538
Share of net earnings of associates	12	(7)	(15)	(23)	(131)
Impairment of mining interests and goodwill		—	19	—	19
Share-based compensation		14	19	44	59
Unrealized (gains) losses on derivatives	13(b)	(4)	14	—	2
Gain on dilution of ownership interest in an associate	4(a)	—	—	(99)	—
Gain on disposition of mining interests, net of transaction costs	4(a), (b)	—	—	(315)	(18)
Revision of estimates and accretion of reclamation and closure cost obligations		6	5	39	34
Deferred income tax expense	7	77	116	123	54
Other		1	5	3	12
Change in working capital	9	127	(186)	109	(212)
Net cash provided by operating activities of continuing operations		443	188	1,022	717
Net cash provided by operating activities of discontinued operations		—	4	7	23
Investing activities
Acquisition of mining property, net of cash acquired	3	—	—	(43)	—
Expenditures on mining interests	5(e)	(230)	(448)	(923)	(1,409)
Deposits on mining interests expenditures		(2)	(50)	(15)	(105)
Return of capital investment in associate	12	55	—	75	—
Proceeds from disposition of mining interests, net of transaction costs	4(a), (b)	—	—	788	193
Interest paid	5(e)	(15)	(40)	(64)	(68)
Net purchases of money market investments and available-for-sale securities	9	(22)	(12)	(33)	(36)
Other		(1)	—	(2)	—
Net cash used in investing activities of continuing operations		(215)	(550)	(217)	(1,425)
Net cash (used in) provided by investing activities of discontinued operations	9	—	(2)	97	204
Financing activities
Debt borrowings, net of transaction costs		—	—	—	988
Debt repayments		(2)	(913)	(14)	(944)
Net (repayment) draw down of revolving credit facility	13(d)(i)	(835)	550	(840)	550
Dividends paid to shareholders	8(b)	(75)	(122)	(321)	(366)
Common shares issued		—	1	20	4
Other		—	—	21	—
Net cash (used in) provided by financing activities of continuing operations		(912)	(484)	(1,134)	232
Effect of exchange rate changes on cash and cash equivalents		1	—	—	—
Decrease in cash and cash equivalents		(683)	(844)	(225)	(249)
Cash and cash equivalents, beginning of the period		940	1,220	482	625
Cash and cash equivalents, end of the period	9	$257	$376	$257	$376
Supplemental cash flow information (notes 9 and 11(f))

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

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Third Quarter Report – 2015

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(In millions of United States dollars – Unaudited)

	Note	At September 30 2015	At December 31 2014
Assets
Current assets
Cash and cash equivalents	9	$257	$482
Money market investments		73	53
Accounts receivable		380	394
Inventories	10	639	772
Income taxes receivable		70	207
Assets held for sale		—	81
Other		94	158
		1,513	2,147
Mining interests
Owned by subsidiaries	3, 11	22,742	22,458
Investments in associates	12	1,667	2,087
		24,409	24,545
Goodwill		479	479
Investments in securities		32	43
Deposits on mining interests expenditures		5	32
Deferred income taxes		8	26
Inventories	10	225	249
Other		352	345
Total assets	5	$27,023	$27,866

Liabilities
Current liabilities
Accounts payable and accrued liabilities		$688	$1,039
Income taxes payable		77	45
Debt		177	150
Liabilities relating to assets held for sale		—	55
Other		101	167
		1,043	1,456
Deferred income taxes		5,078	4,959
Debt		2,522	3,442
Provisions		675	671
Income taxes payable		80	80
Other	11(f)	332	83
Total liabilities	5	9,730	10,691
Equity
Shareholders’ equity
Common shares, stock options and restricted share units		17,591	17,261
Accumulated other comprehensive loss		(10)	(5)
Deficit		(504)	(296)
		17,077	16,960
Non-controlling interest		216	215
Total equity		17,293	17,175
Total liabilities and equity		$27,023	$27,866
Commitments and contingencies (notes 11(h), 13(d)(i) and 14)

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

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Third Quarter Report – 2015

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In millions of United States dollars, shares in thousands – Unaudited)

	Common shares
	Shares issued, fully paid with no par value	Amount	Stock options, restricted share units ("RSUs") and warrants	Accumulated other comprehensive loss	Deficit	Attributable to shareholders of Goldcorp Inc.	Non-controlling interest	Total
At January 1, 2015	813,585	$16,941	$320	$(5)	$(296)	$16,960	$215	$17,175
Total comprehensive income
Net earnings	—	—	—	—	113	113	1	114
Other comprehensive loss	—	—	—	(5)	—	(5)	—	(5)
	—	—	—	(5)	113	108	1	109
Shares, options and warrants issued pursuant to the acquisition of Probe (note 3)	13,264	250	20	—	—	270	—	270
Stock options and warrants exercised and RSUs issued and vested	3,368	83	(63)	—	—	20	—	20
Share-based compensation	—	—	40	—	—	40	—	40
Dividends (note 8(b))	—	—	—	—	(321)	(321)	—	(321)
At September 30, 2015	830,217	$17,274	$317	$(10)	$(504)	$17,077	$216	$17,293

	Common shares
	Shares issued, fully paid with no par value	Amount	Stock options and RSUs	Accumulated other comprehensive income	Retained earnings	Attributable to shareholders of Goldcorp Inc.	Non- controlling interest	Total
At January 1, 2014	812,257	$16,895	$296	$1	$2,353	$19,545	$213	$19,758
Total comprehensive income
Net earnings	—	—	—	—	235	235	2	237
Other comprehensive income	—	—	—	3	—	3	—	3
	—	—	—	3	235	238	2	240
Stock options exercised and RSUs issued and vested	1,275	45	(42)	—	—	3	—	3
Share-based compensation	—	—	51	—	—	51	—	51
Dividends (note 8(b))	—	—	—	—	(366)	(366)	—	(366)
At September 30, 2014	813,532	$16,940	$305	$4	$2,222	$19,471	$215	$19,686
The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

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Third Quarter Report – 2015
(In millions of United States dollars, except where noted)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2015

1.	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS
Goldcorp Inc. is the ultimate parent company of its consolidated group ("Goldcorp" or "the Company"). The Company is incorporated and domiciled in Canada, and its registered office is at Suite 3400 – 666 Burrard Street, Vancouver, British Columbia, V6C 2X8.
The Company is a gold producer engaged in the operation, exploration, development and acquisition of precious metal properties in Canada, the United States, Mexico, and Central and South America. The Company’s current sources of operating cash flows are primarily from the sale of gold, silver, copper, lead and zinc.
At September 30, 2015, the Company’s principal producing mining properties were comprised of the Red Lake, Porcupine, Musselwhite and Éléonore gold mines in Canada; the Peñasquito gold/silver/lead/zinc mine and the Los Filos gold mine in Mexico; the Marlin gold/silver mine in Guatemala; the Cerro Negro gold/silver mine and the Alumbrera gold/copper mine (37.5% interest) in Argentina; and the Pueblo Viejo gold/silver/copper mine (40.0% interest) in the Dominican Republic. The Cerro Negro gold/silver mine and the Éléonore gold mine achieved commercial production effective January 1, 2015 and April 1, 2015, respectively.
On March 13, 2015, the Company acquired 100% of the outstanding shares of Probe Mines Ltd. ("Probe"), which owns the Borden gold project ("Borden project") in Canada (note 3). The Company’s significant development projects at September 30, 2015 included the Borden and Cochenour gold projects in Canada; the Camino Rojo gold/silver project in Mexico; and the El Morro gold/copper project ("El Morro Project") (70.0% interest) in Chile.
On June 30, 2015, the Company disposed of its 25.9% equity interest in Tahoe Resources Inc. ("Tahoe") which was previously recognized as an investment in an associate (note 4(a)).The Wharf gold mine ("Wharf") and Marigold gold mine ("Marigold") in the United States were sold on February 20, 2015 and April 4, 2014, respectively and the results of Wharf and Marigold have been presented as discontinued operations for the three and nine months ended September 30, 2015 and 2014 (notes 4(c) and (d)).

2.	BASIS OF PREPARATION
These unaudited condensed interim consolidated financial statements have been prepared in accordance with IAS 34 – Interim Financial Reporting ("IAS 34") as issued by the International Accounting Standards Board ("IASB"). Accordingly, certain disclosures included in annual financial statements prepared in accordance with International Financial Reporting Standards ("IFRSs") as issued by the IASB have been condensed or omitted. These unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2014.
The accounting policies applied in the preparation of these unaudited condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2014.
The Company’s interim results are not necessarily indicative of its results for a full year.
Significant judgements and estimates
The Company’s management makes judgements in its process of applying the Company’s accounting policies in the preparation of its unaudited condensed interim consolidated financial statements. In addition, the preparation of the financial data requires that the Company’s management make assumptions and estimates of the impacts of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting impacts on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.
In preparing the Company’s unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2015, the Company applied the critical judgements and estimates disclosed in notes 6 and 7 of its audited consolidated financial statements for the year ended December 31, 2014 and the following critical judgement in applying accounting policies:
Business combinations:
Determination of whether a set of assets acquired and liabilities assumed constitute the acquisition of a business or asset may require the Company to make certain judgements as to whether or not the assets acquired and liabilities assumed include the inputs, processes and outputs necessary to constitute a business as defined in IFRS 3 – Business Combinations. If an acquired set of assets and liabilities includes goodwill, the set is presumed to be a business. Based on an assessment of the relevant facts and circumstances, the Company concluded

GOLDCORP    |  6

Third Quarter Report – 2015
(In millions of United States dollars, except where noted)

that the acquisition of Probe on March 13, 2015 did not meet the criteria for accounting as a business combination and the transaction has been accounted for as an acquisition of an asset (note 3).

3.	PROBE ACQUISITION
On March 13, 2015, the Company completed the acquisition of Probe, pursuant to a plan of arrangement. Probe's principal asset is the 100% owned Borden project, located 160 kilometres west of the Company's Porcupine mine. The Borden project is expected to provide a new source of production for Porcupine thereby leveraging existing investments made in people, infrastructure and stakeholder partnerships. Upon closing, former Probe shareholders were issued 0.1755 Goldcorp common shares for each common share of Probe held, excluding the 18.5 million Probe common shares, or 19.7% interest, held by the Company at March 13, 2015. The Company also issued 1.4 million stock options and 0.5 million warrants to former Probe option and warrant holders, respectively.
Immediately prior to the arrangement taking effect, Probe shareholders, including the Company, received an interest in a new publicly traded exploration company, Probe Metals Inc. ("Probe Metals"), to which Probe had transferred certain exploration assets as part of the arrangement. Probe Metals was capitalized with C$15 million ($12 million) in cash contributed by Goldcorp which has been included in the total consideration paid for the acquisition of Probe.
The Company concluded that the acquired assets and assumed liabilities of Probe did not constitute a business and accordingly the transaction was accounted for as an acquisition of an asset. The purchase price was allocated to the assets acquired and liabilities assumed on a relative fair value basis as follows:

Purchase price:
13.3 million common shares issued (1)	$250
Cost of 19.7% interest in Probe prior to the closing of the transaction (2)	57
Cash paid	12
1.4 million stock options issued (3)	15
0.5 million warrants issued (3)	5
Transaction costs	4
$343
Net assets acquired:
Cash and cash equivalents	$13
Mining interests	340
Deferred income tax asset	3
Accounts payable and accrued liabilities	(5)
Other liabilities	(8)
$343

(1)	The common shares were valued at the March 13, 2015 closing price of Goldcorp shares on the Toronto Stock Exchange (C$24.12).

(2)
Of the 18.5 million Probe common shares, or 19.7% interest, owned by the Company at March 13, 2015, 10.1 million common shares were purchased from Agnico Eagle Mines Ltd. during the three months ended March 31, 2015 for cash consideration of C$51 million ($40 million). At the date of acquisition, the $3 million cumulative mark-to-market gain on the 19.7% interest in Probe, which had previously been designated as available-for-sale, was reclassified from other comprehensive income and included in the purchase price.

(3)
The fair value of the options and warrants issued were calculated using a Black-Scholes option pricing model with the following weighted average assumptions and inputs: (i) expected life – 0.3 years, (ii) weighted average expected volatility – 42.4%, (iii) expected dividend yield – 3.2%, (iv) risk-free interest rate – 0.5%, (v) share price – C$24.12 ($18.84).

The assets acquired and liabilities assumed have been assigned to and included in the Porcupine reportable operating segment.

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Third Quarter Report – 2015
(In millions of United States dollars, except where noted)

4.	DISPOSITION OF MINING INTERESTS
During the three and nine months ended September 30, 2015 and 2014, the Company disposed of the following mining interests, reflecting the Company's ongoing strategy to focus on a portfolio of core assets:

(a)	Tahoe

On June 30, 2015, the Company completed a secondary offering representing the Company's 25.9% interest in Tahoe to a syndicate of underwriters for gross cash proceeds of C$998 million ($800 million) and recognized a gain on disposition of $299 million, net of transaction costs of $32 million ($264 million, net of tax). The Company's share of Tahoe's net earnings to date of disposition were included in the Company's consolidated results for the nine months ended September 30, 2015.

Prior to the completion of the secondary offering, the Company's interest in Tahoe was diluted to 25.9% on April 1, 2015 as a result of Tahoe’s acquisition of Rio Alto Mining Ltd for total consideration of $874 million, which included the issuance of 76 million common shares. The Company recorded a dilution gain of $99 million ($95 million, net of tax) in the Condensed Interim Consolidated Statement of (Loss) Earnings.

(b)	Arturo mine project

On June 2, 2015, the Company completed the sale of its 40% interest in the South Arturo project ("Arturo"), a non-operating development stage project in the United States, to Premier Gold Mines Ltd. ("Premier"). Under the terms of the agreement, the Company received cash consideration of $20 million, a $17 million contribution reimbursement relating to the Company's funding to the project from March 16, 2015 to date of closing, and a 5% interest, valued at $4 million, in the Rahill-Bonanza project in Red Lake increasing the Company's holding to 56%. The Company recognized a gain on disposition of $16 million ($11 million, net of tax) upon completion of the sale.
Additionally, the Company agreed to acquire Premier common shares with a value of C$13 million ($10 million) through a private placement. The private placement was completed on June 18, 2015. The investment was accounted for as an available-for-sale security on the Condensed Interim Consolidated Balance Sheet.
Arturo was previously included in the Other reportable operating segment.

(c)	Wharf

On February 20, 2015, the Company completed the sale of Wharf to Coeur Mining, Inc. for total consideration of $99 million in cash, including closing adjustments. The Company recognized a gain on disposition of $43 million, net of tax, calculated as follows:

Cash proceeds, net of transaction costs of $1 million	$98
Net assets sold and derecognized:
Inventories	19
Other current assets	3
Mining interests	52
Other non-current assets	2
Accounts payable and accrued liabilities	(5)
Provisions	(34)
Other non-current liabilities	(4)
33
Gain on disposition	65
Income tax expense on disposition	(22)
Net gain on disposition	$43

The results of Wharf have been presented as net earnings and cash flows from discontinued operation for the nine months ended September 30, 2015 and comparative results have been re-presented. Additionally, Wharf's assets and liabilities were presented separately as assets held for sale and liabilities related to assets held for sale, respectively, as at December 31, 2014 in the Company's Consolidated Balance Sheet.

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Third Quarter Report – 2015
(In millions of United States dollars, except where noted)

The components of net earnings from discontinued operation for the three and nine months ended September 30 were as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2015	2014	2015	2014
Revenues	$—	$20	$19	$62
Production costs	—	(14)	(15)	(39)
Depreciation and depletion	—	(1)	—	(3)
Earnings from mine operation	—	5	4	20
Other expenses	—	(1)	(1)	(1)
Earnings from discontinued operation before taxes	—	4	3	19
Income tax expense	—	—	—	(2)
Earnings from discontinued operation	—	4	3	17
Net gain on disposition of discontinued operation	—	—	43	—
Net earnings from discontinued operation	$—	$4	$46	$17

Net earnings per share from discontinued operation
Basic	$—	$0.01	$0.06	$0.02
Diluted	—	0.01	0.06	0.02

(d)	Marigold

On April 4, 2014, the Company, in conjunction with its joint venture partner, Barrick Gold Corporation ("Barrick"), completed the sale of their respective interests in Marigold to Silver Standard Resources Inc. for total consideration of $267 million in cash, after closing adjustments (Goldcorp's share – $184 million). The Company received cash proceeds, net of transaction costs, of $182 million and recognized a loss on disposition of $4 million ($21 million, net of tax).

The results of the Company's 66.7% share of Marigold have been presented as net loss from discontinued operation for the three and nine months ended September 30, 2014 as follows:

	Three Months Ended September 30	Nine Months Ended September 30
Revenues	$—	$28
Mine operating costs	—	(26)
Earnings from discontinued operation before taxes	—	2
Income tax recovery	—	4
Earnings from discontinued operation	—	6
Net loss on disposition of discontinued operation	—	(21)
Net loss from discontinued operation	$—	$(15)

Net loss per share from discontinued operation
Basic	$—	$(0.02)
Diluted	—	(0.02)

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Third Quarter Report – 2015
(In millions of United States dollars, except where noted)

5.	SEGMENTED INFORMATION
Operating results of operating segments are reviewed by the Company's chief operating decision maker ("CODM") to make decisions about resources to be allocated to the segments and to assess their performance. The Company’s principal product is gold doré with the refined gold bullion sold primarily in the London spot market. Concentrate produced at Peñasquito and Alumbrera, containing both gold and by-product metals, is sold to third party smelters.
The CODM reviews the segment information relating to Alumbrera and Pueblo Viejo based on the Company's proportionate share of segment profits and expenditures on mining interests. However, as required by IFRS, the Company's investments in Alumbrera and Pueblo Viejo are accounted for in the condensed interim consolidated financial statements using the equity method.
The Other segment includes corporate activities, the Company's investment in Tahoe, the Company's closed and inactive mines and certain exploration properties in Mexico. The Company’s 100% interests in the Cochenour and Borden projects in Canada and the Camino Rojo project in Mexico are included in the Red Lake, Porcupine and Peñasquito reportable operating segments, respectively.
Significant information relating to the Company’s reportable operating segments is summarized in the tables below:

	Revenues (a)(b)		Depreciation and depletion		Earnings (loss) from operations and associates (b)(c)		Expenditures on mining interests (e)
Three Months Ended September 30	2015	2014	2015	2014	2015	2014	2015	2014
Red Lake	$85	$125	$27	$28	$9	$41	$41	$65
Porcupine	79	87	12	11	19	31	28	19
Musselwhite	80	81	16	14	27	23	11	11
Éléonore	95	—	48	—	(27)	—	20	158
Peñasquito (f)	406	361	106	78	83	15	299	87
Los Filos	79	86	23	13	(29)	30	8	11
Marlin	70	87	59	38	(24)	(3)	15	19
Cerro Negro	204	—	97	—	(15)	—	46	97
Alumbrera	55	79	8	7	(16)	2	7	20
El Morro	—	—	—	—	—	—	9	7
Pueblo Viejo	146	150	35	29	46	60	9	12
Wharf (note 4(c))	—	20	—	1	—	5	—	1
Marigold (note 4(d))	—	—	—	—	—	—	—	—
Other (d) (note 11(g))	—	12	6	9	(59)	(90)	8	13
Attributable segment total	$1,299	$1,088	$437	$228	$14	$114	$501	$520
Excluding attributable amounts from Alumbrera and Pueblo Viejo	(201)	(229)	(43)	(36)	(23)	(56)	(16)	(32)
Excluding discontinued operations (notes 4(c) and (d))	—	(20)	—	(1)	—	(5)	—	(1)
Consolidated total for continuing operations	$1,098	$839	$394	$191	$(9)	$53	$485	$487

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Third Quarter Report – 2015
(In millions of United States dollars, except where noted)

	Revenues (a)(b)		Depreciation and depletion		Earnings (loss) from operations and associates (b)(c)		Expenditures on mining interests (e)
Nine Months Ended September 30	2015	2014	2015	2014	2015	2014	2015	2014
Red Lake	$325	$373	$91	$81	$69	$112	$130	$175
Porcupine	233	263	36	36	51	79	73	56
Musselwhite	219	256	44	43	59	82	25	32
Éléonore	147	—	78	—	(66)	—	114	535
Peñasquito (f)	1,292	1,147	291	203	331	226	363	162
Los Filos	230	250	64	41	(30)	77	29	38
Marlin	233	264	178	109	(79)	(5)	47	57
Cerro Negro	624	—	272	—	(15)	—	104	401
Alumbrera	130	292	22	21	(32)	53	15	39
El Morro	—	—	—	—	—	—	26	24
Pueblo Viejo	434	449	98	82	147	197	33	40
Wharf (note 4(c))	19	62	—	3	3	20	—	3
Marigold (note 4(d))	—	28	—	—	—	2	—	1
Other (d) (note 11(g))	—	48	18	25	(197)	(210)	27	26
Attributable segment total	$3,886	$3,432	$1,192	$644	$241	$633	$986	$1,589
Excluding attributable amounts from Alumbrera and Pueblo Viejo	(564)	(741)	(120)	(103)	(100)	(150)	(48)	(79)
Excluding discontinued operations (notes 4(c) and (d))	(19)	(90)	—	(3)	(3)	(22)	—	(4)
Consolidated total for continuing operations	$3,303	$2,601	$1,072	$538	$138	$461	$938	$1,506

	Total Assets
	At September 30 2015	At December 31 2014
Red Lake	$3,738	$3,703
Porcupine	1,101	716
Musselwhite	631	621
Éléonore	3,275	3,257
Peñasquito	9,258	9,390
Los Filos	1,427	1,487
Marlin	533	716
Cerro Negro	3,777	3,945
Alumbrera	69	94
El Morro	1,531	1,515
Pueblo Viejo	1,598	1,624
Wharf (note 4(c))	—	81
Other (d)	85	717
Total	$27,023	$27,866

GOLDCORP    |  11

Third Quarter Report – 2015
(In millions of United States dollars, except where noted)

	Total Liabilities
	At September 30 2015	At December 31 2014
Red Lake	$86	$97
Porcupine	313	312
Musselwhite	76	91
Éléonore	596	574
Peñasquito	3,399	3,273
Los Filos	314	319
Marlin	171	193
Cerro Negro	978	1,096
Alumbrera	—	—
El Morro	463	466
Pueblo Viejo	—	—
Wharf (note 4(c))	—	55
Other (d)	3,334	4,215
Total	$9,730	$10,691

(a)	The Company’s consolidated revenues from continuing operations (excluding attributable share of revenues from associates) for the three and nine months ended September 30 were as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2015	2014	2015	2014
Gold	$879	$623	$2,625	$1,910
Silver	129	118	416	414
Zinc	63	70	183	190
Lead	27	27	78	79
Copper	—	1	1	8
	$1,098	$839	$3,303	$2,601

GOLDCORP    |  12

Third Quarter Report – 2015
(In millions of United States dollars, except where noted)

The Company's reportable operating segments (including attributable share of revenues from Alumbrera and Pueblo Viejo) principally derived their revenue from gold sales with the exception of the following operating segments:

Three Months Ended September 30		Peñasquito	Marlin	Cerro Negro	Alumbrera	Pueblo Viejo
Gold	2015	$239	$44	$179	$24	$142
	2014	$176	$56	$—	$27	$142
Silver	2015	77	26	25	2	4
	2014	87	31	—	1	8
Zinc	2015	63	—	—	—	—
	2014	70	—	—	—	—
Lead	2015	27	—	—	—	—
	2014	27	—	—	—	—
Copper	2015	—	—	—	29	—
	2014	1	—	—	49	—
Molybdenum	2015	—	—	—	—	—
	2014	—	—	—	2	—
Total	2015	$406	$70	$204	$55	$146
	2014	$361	$87	$—	$79	$150

Nine Months Ended September 30		Peñasquito	Marlin	Cerro Negro	Alumbrera	Pueblo Viejo
Gold	2015	$797	$147	$529	$55	$420
	2014	$556	$167	$—	$101	$426
Silver	2015	233	86	95	3	13
	2014	314	97	—	5	23
Zinc	2015	183	—	—	—	—
	2014	190	—	—	—	—
Lead	2015	78	—	—	—	—
	2014	79	—	—	—	—
Copper	2015	1	—	—	71	1
	2014	8	—	—	179	—
Molybdenum	2015	—	—	—	1	—
	2014	—	—	—	7	—
Total	2015	$1,292	$233	$624	$130	$434
	2014	$1,147	$264	$—	$292	$449

(b)
Intersegment sales and transfers are eliminated in the above information reported to the Company’s CODM. For the three and nine months ended September 30, 2015, intersegment purchases included ounces purchased from Pueblo Viejo of $146 million and $433 million, respectively (three and nine months ended September 30, 2014 – $150 million and $449 million, respectively) and revenues related to the sale of those ounces to external third parties of $146 million and $433 million, respectively (three and nine months ended September 30, 2014 – $150 million and $449 million, respectively).

GOLDCORP    |  13

Third Quarter Report – 2015
(In millions of United States dollars, except where noted)

(c)	Segment earnings from operations is reconciled to the Company's (loss) earnings from continuing operations before taxes per the Condensed Interim Consolidated Statements of (Loss) Earnings as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2015	2014	2015	2014
Attributable segment earnings from operations and associates	$14	$114	$241	$633
Alumbrera and Pueblo Viejo included on an equity basis	(23)	(56)	(100)	(150)
Excluding segment earnings from discontinued operations	—	(5)	(3)	(22)
Losses on derivatives (1)	(21)	(14)	(55)	(6)
Gain on dilution of ownership interest in associate (1)	—	—	99	—
Gain on disposition of mining interests, net of transaction costs (1)	—	—	315	18
Finance costs (1)	(34)	(14)	(104)	(41)
Other income (expenses) (1)	9	10	30	(12)
(Loss) earnings from continuing operations before taxes	$(55)	$35	$423	$420

(1)
Arose from corporate activities that would primarily be allocated to the Other reportable operating segment except for $18 million and $57 million of finance costs incurred during the three and nine months ended September 30, 2015, respectively (three and nine months ended September 30, 2014 – $nil and $nil, respectively) which would be allocated to the Cerro Negro segment.

(d)
The El Sauzal mine entered reclamation effective January 1, 2015. Accordingly, total assets and liabilities at September 30, 2015 and results for the three and nine months ended September 30, 2015 relating to El Sauzal are included in the Other segment consistent with the Company's inactive or closed mines. Comparative results have been re-presented.

(e)
Segmented expenditures on mining interests include finance lease additions (note 11(f)) and capitalized borrowing costs, are net of investment tax credits, exclude additions to reclamation assets arising from changes in estimates, and are presented on an accrual basis. Expenditures on mining interests and interest paid in the Condensed Interim Consolidated Statements of Cash Flows are presented on a cash basis. For the three and nine months ended September 30, 2015, the change in accrued expenditures and investment tax credits was an increase of $240 million and a decrease of $49 million, respectively (three and nine months ended September 30, 2014 – a decrease of $1 million and an increase of $29 million, respectively).

(f)	Peñasquito's expenditures on mining interests for the three and nine months ended September 30, 2015 included $248 million of non-cash finance lease additions (note 11(f)).

6.	PRODUCTION COSTS

	Three Months Ended September 30		Nine Months Ended September 30
	2015	2014	2015	2014
Raw materials and consumables	$253	$217	$739	$706
Salaries and employee benefits (a)	144	110	435	323
Contractors	119	104	355	290
Royalties	17	16	70	47
Revision in estimates and liabilities incurred on reclamation and closure cost obligations	(1)	—	20	16
Change in inventories (note 10)	77	30	154	(21)
Other	49	39	145	136
	$658	$516	$1,918	$1,497

(a)
Salaries and employee benefits excludes $20 million and $64 million of salaries and employee benefits included in corporate administration expense for the three and nine months ended September 30, 2015, respectively (three and nine months ended September 30, 2014 – $23 million and $68 million, respectively).

GOLDCORP    |  14

Third Quarter Report – 2015
(In millions of United States dollars, except where noted)

7.	INCOME TAXES

	Three Months Ended September 30		Nine Months Ended September 30
	2015	2014	2015	2014
Current income tax expense (recovery)	$59	$(33)	$232	$131
Deferred income tax expense	77	116	123	54
Income tax expense	$136	$83	$355	$185
Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to (loss) earnings from continuing operations before taxes. These differences result from the following items:

	Three Months Ended September 30		Nine Months Ended September 30
	2015	2014	2015	2014
(Loss) earnings from continuing operations before taxes	$(55)	$35	$423	$420
Canadian federal and provincial income tax rates	25%	25%	25%	25%
Income tax (recovery) expense based on Canadian federal and provincial income tax rates	(14)	9	106	105
Increase (decrease) attributable to:
Impact of foreign exchange on deferred income tax assets and liabilities	158	85	302	167
Other impacts of foreign exchange	(9)	(11)	(19)	(66)
Impact of Mexican mining royalty and tax reform	7	3	25	14
Impact of elimination of Ontario resource tax credit (1)	—	—	(11)	—
Non-taxable portion of gain on dilution of ownership in Tahoe and gain on disposition of Tahoe shares	(12)	—	(61)	—
Non-deductible expenditures	7	10	34	27
Effects of different foreign statutory tax rates on earnings of subsidiaries	(10)	(18)	(36)	(38)
Non-taxable portion of net earnings of associates	(2)	(3)	(6)	(33)
Provincial mining taxes and resource allowance (1)	3	3	9	9
Other	8	5	12	—
Income tax expense	$136	$83	$355	$185

(1)
In the 2015 Ontario Budget, the Ontario resource tax credit was eliminated effective April 23, 2015. The resource allowance is no longer deductible and mining taxes are deductible. Certain transitional provisions allow a deduction for previously earned resource tax credits.

8.	PER SHARE INFORMATION

(a)	Net (loss) earnings per share
Net (loss) earnings per share from continuing operations and net (loss) earnings per share for the three and nine months ended September 30 were calculated based on the following:

	Three Months Ended September 30		Nine Months Ended September 30
	2015	2014	2015	2014
Basic net (loss) earnings from continuing operations	$(192)	$(48)	$67	$233
Effect of dilutive securities:
Conversion feature of Convertible Notes – change in fair value recognized in net (loss) earnings	—	(1)	—	(1)
Diluted net (loss) earnings from continuing operations	$(192)	$(49)	$67	$232

GOLDCORP    |  15

Third Quarter Report – 2015
(In millions of United States dollars, except where noted)

	Three Months Ended September 30		Nine Months Ended September 30
	2015	2014	2015	2014
Basic net loss (earnings)	$(192)	$(44)	$113	$235
Effect of dilutive securities:
Conversion feature of Convertible Notes – change in fair value recognized in net (loss) earnings	—	(1)	—	(1)
Diluted net (loss) earnings	$(192)	$(45)	$113	$234
The weighted average number of shares used in the calculation of net (loss) earnings per share from continuing operations and net (loss) earnings per share for the three and nine months ended September 30 were based on the following:

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2015	2014	2015	2014
Basic weighted average number of shares outstanding	830,203	813,572	825,719	813,091
Effect of dilutive securities:
Stock options	—	—	145	173
RSUs	—	—	3,648	3,094
Convertible Notes	—	6,298	—	14,395
Diluted weighted average number of shares outstanding	830,203	819,870	829,512	830,753
During the three and nine months ended September 30, 2015, 15.0 million and 14.0 million stock options, respectively (three and nine months ended September 30, 2014 – 17.0 million and 16.1 million, respectively) were anti-dilutive and therefore were excluded from the computation of diluted net (loss) earnings per share from continuing operations and diluted net (loss) earnings per share. At September 30, 2015, 3.6 million (September 30, 2014 – 3.1 million) of RSUs were outstanding and were anti-dilutive and therefore were excluded from the computation of diluted net (loss) earnings per share from continuing operations and diluted net (loss) earnings per share.

(b)	Dividends declared
During the three and nine months ended September 30, 2015, the Company declared and paid to its shareholders dividends of $75 million ($0.09 per share) and $321 million ($0.39 per share), respectively (three and nine months ended September 30, 2014 – $122 million ($0.15 per share) and $366 million ($0.45 per share), respectively). For the period October 1, 2015 to October 28, 2015, the Company declared dividends payable of $0.02 per share for total dividends of $17 million.

GOLDCORP    |  16

Third Quarter Report – 2015
(In millions of United States dollars, except where noted)

9.	SUPPLEMENTAL CASH FLOW INFORMATION

	At September 30 2015	At December 31 2014
Cash and cash equivalents are comprised of:
Cash	$225	$431
Cash equivalents	32	51
	$257	$482

	Three Months Ended September 30		Nine Months Ended September 30
	2015	2014	2015	2014
Change in operating working capital
Accounts receivable	$64	$(10)	$(97)	$(59)
Inventories	26	(90)	81	(162)
Accounts payable and accrued liabilities	(56)	3	(54)	(2)
Income taxes	97	(119)	201	33
Other	(4)	30	(22)	(22)
	$127	$(186)	$109	$(212)

	Three Months Ended September 30		Nine Months Ended September 30
	2015	2014	2015	2014
Operating activities include the following cash received (paid):
Interest received	$1	$—	$38	$3
Interest paid	(28)	(1)	(71)	(16)
Income taxes refunded	61	—	76	97
Income taxes paid	(19)	(86)	(92)	(197)
Investing activities
Purchases of money market investments and available-for-sale securities	$(42)	$(71)	$(87)	$(120)
Proceeds from maturities of money market investments and sale of available-for-sale securities	20	59	54	84
Investing activities of discontinued operations include the following cash received (paid):
Proceeds on disposition of Wharf, net of transaction costs (note 4(c))	$—	$—	$98	$—
Proceeds on disposition of Marigold, net of transaction costs (note 4(d))	—	—	—	182
Expenditures on mining interests	—	(2)	(1)	(6)
Principal repayment on promissory note receivable from Primero Mining Corporation ("Primero")	—	—	—	28

GOLDCORP    |  17

Third Quarter Report – 2015
(In millions of United States dollars, except where noted)

10.	INVENTORIES

	At September 30 2015	At December 31 2014
Supplies	$284	$257
Finished goods	100	194
Work-in-process	52	38
Heap leach ore	363	383
Stockpiled ore	65	149
	864	1,021
Less: non-current heap leach and stockpiled ore	(225)	(249)
	$639	$772

(a)
During the three and nine months ended September 30, 2015, the Company recorded write down of prior period inventory costs of $62 million (three and nine months ended September 30, 2014 – $55 million). Of the total write down, $43 million was recognized as production costs (three and nine months ended September 30, 2014 – $41 million) and $19 million (three and nine months ended September 30, 2014 - $14 million) was recognized as depreciation and depletion expense for the three and nine months ended September 30, 2015.

(b)
During the three and nine months ended September 30, 2015, the Company recognized excess current period costs over net realizable value of inventories of $nil and $44 million, respectively (three and nine months ended September 30, 2014 – $nil). Of the total adjustment, $nil and $27 million was recognized as production costs (three and nine months ended September 30, 2014 – $nil) and $nil and $17 million (three and nine months ended September 30, 2014 – $nil) was recognized as depreciation and depletion expense for the three and nine months ended September 30, 2015.

GOLDCORP    |  18

Third Quarter Report – 2015
(In millions of United States dollars, except where noted)

11.	MINING INTERESTS

	Mining properties
	Depletable	Non-depletable
	Reserves and resources	Reserves and resources	Exploration potential	Plant and equipment (e)(f)	Investments in associates (note 12)	Total
Cost
At January 1, 2015	$8,213	$8,471	$7,963	$6,290	$2,087	$33,024
Acquisition of mining interests (note 3)	—	—	340	—	—	340
Expenditures on mining interests (a)(b)	345	183	4	406	—	938
Share of net earnings of associates	—	—	—	—	23	23
Dividends from associate	—	—	—	—	(7)	(7)
Return of capital investment from associate	—	—	—	—	(75)	(75)
Gain on dilution of ownership interest (note 4(a))	—	—	—	—	99	99
Disposition of investment in associate (notes 4(a) and 12)	—	—	—	—	(469)	(469)
Transfers and other movements (c)	3,227	(2,985)	(203)	78	9	126
At September 30, 2015	11,785	5,669	8,104	6,774	1,667	33,999
Accumulated depreciation and depletion and impairment
At January 1, 2015	(3,437)	(1,191)	(1,773)	(2,078)	—	(8,479)
Depreciation and depletion (d)	(744)	—	—	(372)	—	(1,116)
Transfers and other movements (c)	(1)	—	—	6	—	5
At September 30, 2015	(4,182)	(1,191)	(1,773)	(2,444)	—	(9,590)
Carrying amount – September 30, 2015	$7,603	$4,478	$6,331	$4,330	$1,667	$24,409

GOLDCORP    |  19

Third Quarter Report – 2015
(In millions of United States dollars, except where noted)

	Mining properties
	Depletable	Non-depletable
	Reserves and resources	Reserves and resources	Exploration potential	Plant and equipment (e)(f)	Investments in associates (note 12)	Total
Cost
At January 1, 2014	$7,690	$7,582	$8,170	$5,138	$2,210	$30,790
Expenditures on mining interests	562	714	2	820	—	2,098
Expenditures on mining interests classified as held for sale (note 4(c))	1	—	—	3	—	4
Reclassifications from mining interests to classified as held for sale (note 4(c))	(46)	—	—	(54)	—	(100)
Share of net earnings of associates	—	—	—	—	156	156
Dividends from associates	—	—	—	—	(109)	(109)
Disposition of investment in associate	—	—	—	—	(175)	(175)
Transfers and other movements (c)	6	175	(209)	383	5	360
At December 31, 2014	8,213	8,471	7,963	6,290	2,087	33,024
Accumulated depreciation and depletion and impairment
At January 1, 2014	(2,929)	(234)	(1,188)	(1,301)	—	(5,652)
Depreciation and depletion	(500)	—	—	(355)	—	(855)
Depreciation and depletion relating to mining interests classified as held for sale (note 4(c))	(3)	—	—	(3)	—	(6)
Reclassifications to mining interests classified as held for sale (note 4(c))	12	—	—	37	—	49
Impairment charges	(17)	(957)	(585)	(465)	—	(2,024)
Transfers and other movements (c)	—	—	—	9	—	9
At December 31, 2014	(3,437)	(1,191)	(1,773)	(2,078)	—	(8,479)
Carrying amount – December 31, 2014	$4,776	$7,280	$6,190	$4,212	$2,087	$24,545

GOLDCORP    |  20

Third Quarter Report – 2015
(In millions of United States dollars, except where noted)

A summary by property of the carrying amount of mining interests is as follows:

	Mining properties
	Depletable	Non-depletable
	Reserves and resources	Reserves and resources	Exploration potential	Plant and equipment (e)(f)	At September 30 2015	At December 31 2014
Red Lake (a)	$768	$1,185	$647	$473	$3,073	$3,035
Porcupine (note 3)	491	54	340	141	1,026	632
Musselwhite	191	—	105	206	502	523
Éléonore (a)(c)	1,406	628	—	1,108	3,142	3,092
Peñasquito (a)	2,445	1,078	4,081	1,201	8,805	8,719
Los Filos	616	—	—	150	766	791
Marlin	260	64	31	105	460	596
Cerro Negro (a)(c)	1,426	53	1,001	819	3,299	3,429
El Morro (a)(h)	—	1,369	112	18	1,499	1,473
Corporate and Other (d)(g) (note 5(d))	—	47	14	109	170	168
	$7,603	$4,478	$6,331	$4,330	$22,742	$22,458
Investments in associates (note 12)
Alumbrera					69	94
Pueblo Viejo					1,598	1,624
Other					—	369
					1,667	2,087
					$24,409	$24,545

(a)	Includes capitalized borrowing costs incurred during the three and nine months ended September 30 as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2015	2014	2015	2014
Cochenour	$4	$—	$12	$—
Éléonore	—	12	17	34
Camino Rojo	4	1	10	5
Cerro Negro	—	15	—	44
El Morro	7	3	18	11
	$15	$31	$57	$94
During the three and nine months ended September 30, 2014, the Company's borrowings eligible for capitalization included the $1.0 billion notes, $1.5 billion notes and the $863 million convertible senior notes (collectively, "general borrowings"), and certain financing arrangements held by Cerro Negro ("specific borrowings").
During the three and nine months ended September 30, 2015, the Company's borrowings eligible for capitalization included the Company’s $1.0 billion notes, $1.5 billion notes and $3.0 billion revolving credit facility (collectively, "general borrowings").
Capitalization of borrowing costs to the carrying values of the Cerro Negro and Éléonore mining interests ceased following achievement of commercial production on January 1 and April 1, 2015, respectively. All borrowing costs incurred on specific borrowings held by Cerro Negro prior to January 1, 2015 were capitalized to mining interests.

GOLDCORP    |  21

Third Quarter Report – 2015
(In millions of United States dollars, except where noted)

	Three Months Ended September 30		Nine Months Ended September 30
	2015	2014	2015	2014
Total borrowing costs arising on general borrowings and specific borrowings eligible for capitalization	$26	$36	$81	$104
Less: amounts capitalized to mining interests	(15)	(31)	(57)	(94)
Total borrowing costs recognized in the Condensed Interim Consolidated Statements of (Loss) Earnings	$11	$5	$24	$10
Weighted average costs of general borrowings applied during the period:	3.75%	4.29%	3.33%	4.69%

(b)	Exploration and evaluation expenditures incurred by the Company during the three and nine months ended September 30 were as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2015	2014	2015	2014
Total exploration and evaluation expenditures	$45	$47	$125	$107
Less: amounts capitalized to mining interests	(34)	(35)	(86)	(78)
Total exploration and evaluation expenditures recognized in the Condensed Interim Consolidated Statements of (Loss) Earnings	$11	$12	$39	$29

(c)
Transfers and other movements primarily represent the conversion of reserves, resources and exploration potential within mining interests, utilization of deposits on mining interests expenditures, capitalized reclamation and closure costs, capitalized depreciation, and dispositions of mining properties during the period. In addition, amounts capitalized associated with proven and probable reserves for Cerro Negro and Éléonore were reclassified from non-depletable to depletable mining properties on January 1, 2015 and April 1, 2015, respectively, following achievement of commercial production.

(d)	Depreciation and depletion recognized by the Company during the three and nine months ended September 30 were as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2015	2014	2015	2014
Total depreciation and depletion relating to continuing operations	$375	$229	$1,116	$629
Exclude: amounts capitalized to development projects	(5)	(12)	(23)	(38)
Exclude: amounts allocated to inventories	24	(26)	(21)	(53)
Total depreciation and depletion recognized in the Condensed Interim Consolidated Statements of (Loss) Earnings	$394	$191	$1,072	$538

(e)
At September 30, 2015, assets under construction, therefore not yet being depreciated, included in the carrying amount of plant and equipment amounted to $341 million (December 31, 2014 – $547 million).

(f)
At September 30, 2015, finance leases included in the carrying amount of plant and equipment amounted to $372 million (December 31, 2014 – $67 million). In 2011, the Company entered into an agreement with a third party for the construction of a power plant to deliver electricity to the Peñasquito mine for a period of twenty years, with an option to renew for three additional five year periods. The power plant commenced the supply of power to the Peñasquito mine in July 2015 and the agreement for the future purchase of electricity met the criteria of a finance lease at that date. In July 2015, Peñasquito recognized $248 million as a finance lease, which was included as a non-cash addition to mining interests, and a corresponding amount as a finance lease obligation ($4 million and $244 million recorded in accounts payable and accrued liabilities and other non-current liabilities on the Condensed Interim Consolidated Balance Sheet, respectively). During the three months ended September 30, 2015, the Company made lease and interest payments of $1 million and $4 million, respectively, and recorded $4 million of depreciation expense related to the leased asset.

(g)
During the three and nine months ended September 30, 2014, the Company recognized an impairment charge of $19 million ($13 million, net of tax) against the carrying amount of El Sauzal's mining interest.

GOLDCORP    |  22

Third Quarter Report – 2015
(In millions of United States dollars, except where noted)

(h)
On August 27, 2015, the Company announced it had entered into an agreement to purchase of New Gold Inc.'s ("New Gold") 30% interest in the El Morro project, which will increase the Company's interest in the El Morro project to 100%. The Company will pay cash consideration of $90 million upon closing and a 4% gold stream on future gold production from El Morro. Concurrent with the agreement with New Gold, the Company will also enter into a Joint Venture Agreement with Teck Resources Limited ("Teck") which will combine Goldcorp's El Morro project and Teck's wholly owned Relincho project in Chile into a new 50/50 joint venture. Both transactions are expected to close in the fourth quarter of 2015. The Company expects to account for its investment in the new joint venture using the equity method of accounting, following completion of both transactions.

12.	INVESTMENTS IN ASSOCIATES
At September 30, 2015, the Company had a 37.5% interest in Alumbrera and a 40.0% interest in Pueblo Viejo. These investments are accounted for using the equity method and are included in mining interests. The Company adjusts each associate’s financial results, where appropriate, to give effect to uniform accounting policies.

	Alumbrera	Pueblo Viejo (b)	Other (1)	Total
Carrying amount – at January 1, 2015	$94	$1,624	$369	$2,087
Dividends from associate	—	—	(7)	(7)
Return of capital investment (c)	—	(75)	—	(75)
Company’s share of net (loss) earnings of associates	(25)	40	8	23
Gain on dilution of ownership interest (note 4(a))	—	—	99	99
Disposition of investment in associate (note 4(a))	—	—	(469)	(469)
Other	—	9	—	9
Carrying amount – at September 30, 2015	$69	$1,598	$—	$1,667
Carrying amount – at January 1, 2014	$172	$1,528	$510	$2,210
Dividends from associates	(108)	—	(1)	(109)
Company’s share of net earnings of associates	30	91	35	156
Disposition of investment in associate (f)	—	—	(175)	(175)
Other	—	5	—	5
Carrying amount – at December 31, 2014	$94	$1,624	$369	$2,087

(1)	Comprised of the results of Tahoe (note 4(a)) and Primero to their disposition dates of June 30, 2015 and March 26, 2014, respectively.
Summarized financial information for the Company's investments in Alumbrera and Pueblo Viejo, on a 100% basis and reflecting adjustments made by the Company including fair value adjustments made at the time of acquisition and adjustments for differences in accounting policies, is as follows:

Three months ended September 30, 2015	Alumbrera	Pueblo Viejo
Revenues	$147	$367
Production costs (d)	(171)	(165)
Depreciation and depletion	(20)	(87)
(Loss) earnings from mine operations (e)	(44)	115
Net (losses) earnings of associates (e)	$(34)	$49
Company's equity share of net (losses) earnings of associates	$(13)	$20
Three months ended September 30, 2014
Revenues	$212	$376
Production costs	(190)	(141)
Depreciation and depletion	(18)	(72)
Earnings from mine operations (e)	4	163
Net (loss) earnings of associates (e)	$(12)	$26
Company’s equity share of net (loss) earnings of associates	$(4)	$10

GOLDCORP    |  23

Third Quarter Report – 2015
(In millions of United States dollars, except where noted)

Nine months ended September 30, 2015	Alumbrera	Pueblo Viejo
Revenues	$348	$1,086
Production costs (d)	(376)	(475)
Depreciation and depletion	(58)	(244)
(Loss) earnings from mine operations (e)	(86)	367
Net (loss) earnings of associates (e)	$(67)	$98
Company's equity share of net (loss) earnings of associates	$(25)	$40
Nine months ended September 30, 2014
Revenues	$780	$1,123
Production costs	(581)	(436)
Depreciation and depletion	(56)	(206)
Earnings from mine operations (e)	143	481
Net earnings of associates (e)	$37	$215
Company’s equity share of net earnings of associates	$14	$86

At September 30, 2015	Alumbrera (e)	Pueblo Viejo (a)(b)
Current assets	$376	$624
Non-current assets	260	6,441
	636	7,065
Current liabilities	202	474
Non-current liabilities	250	2,596
	452	3,070
Net assets	184	3,995
Company's equity share of net assets of associates	$69	$1,598
At December 31, 2014
Current assets	$389	$830
Non-current assets	318	6,627
	707	7,457
Current liabilities	180	632
Non-current liabilities	276	2,764
	456	3,396
Net assets	251	4,061
Company’s equity share of net assets of associates	$94	$1,624
The equity share of cash flows of the Company's investments in Alumbrera and Pueblo Viejo are as follows:

Three months ended September 30, 2015	Alumbrera	Pueblo Viejo (a)(b)
Net cash (used in) provided by operating activities	$(10)	$73
Net cash used in investing activities	(2)	(11)
Net cash provided by (used in) financing activities (g)	10	(94)
Three months ended September 30, 2014
Net cash provided by operating activities	$12	$51
Net cash provided by (used in) investing activities	3	(3)
Net cash used in financing activities	(14)	(20)

GOLDCORP    |  24

Third Quarter Report – 2015
(In millions of United States dollars, except where noted)

Nine months ended September 30, 2015	Alumbrera	Pueblo Viejo (a)(b)
Net cash (used in) provided by operating activities	$(47)	$165
Net cash used in investing activities	(10)	(44)
Net cash provided by (used in) financing activities (g)	45	(160)
Nine months ended September 30, 2014
Net cash provided by operating activities	$97	$175
Net cash provided by (used in) investing activities	10	(31)
Net cash used in financing activities	(99)	(41)

(a)
On February 17, 2015, the guarantee provided by Barrick and Goldcorp pertaining to the $1.035 billion in project financing for Pueblo Viejo terminated as a result of Pueblo Viejo achieving certain operational and technical milestones. During the three and nine months ended September 30, 2015, total repayments of $96 million and $211 million, respectively, (three and nine months ended September 30, 2014 – $49 million and $102 million, respectively) were made on the $1.035 billion project financing. At September 30, 2015, the outstanding balance of the project financing was $677 million (December 31, 2014 – $888 million).

(b)
At September 30, 2015, the carrying amount of the Company's share in the shareholder loans to Pueblo Viejo was $582 million (December 31, 2014 – $600 million), which is included in the Company's investment in associates and being accreted to face value over the term of the loans. Included in other current assets of the Company was $31 million (December 31, 2014 – $49 million was included in other current and non-current assets) of interest receivable.

(c)
During the three and nine months ended September 30, 2015, the Company received return of capital of $55 million and $75 million, respectively (three and nine months ended September 30, 2014 – nil and nil, respectively) from Pueblo Viejo.

(d)
During the three months ended September 30, 2015, Pueblo Viejo recognized a $16 million (Goldcorp's share – $7 million) impairment expense in respect of obsolete supplies inventory in production costs.

(e)
The net expense for the three and nine months ended September 30, 2015 and 2014, which reconciles (loss) earnings from mine operations to net (loss) earnings of Alumbrera and Pueblo Viejo is comprised primarily of finance costs, impairment expense of plant and equipment and income taxes. During the three months ended September 30, 2015, Pueblo Viejo recorded a reversal of $7 million (Goldcorp's share – $3 million) of the $18 million (Goldcorp's share – $15 million) impairment expense previously recognized in the Company's share of net earnings of associates during the six months ended June 30, 2015 upon the sale in respect of certain power assets.

(f)
On March 26, 2014, the Company disposed of its interest in Primero to a syndicate of underwriters for gross proceeds of $201 million (C$224 million) and recognized a gain of $18 million, net of tax and selling costs of $8 million.

(g)
During the nine months ended September 30, 2015, Alumbrera entered into various US dollar credit facilities with third parties in Argentina. The net borrowings for the period were $119 million. As at September 30, 2015. the amount of the facilities outstanding was $132 million. The facilities, which mature between November 2015 to April 2016, bear interest ranging from 4.2% to 5.0%.

GOLDCORP    |  25

Third Quarter Report – 2015
(In millions of United States dollars, except where noted)

13.	FINANCIAL INSTRUMENTS

(a)	Financial assets and liabilities by categories

At September 30, 2015	Loans and receivables	Available-for-sale securities	At fair value through profit and loss	Held to maturity/other financial liabilities	Total
Financial assets
Cash and cash equivalents	$—	$—	$257	$—	$257
Money market investments	73	—	—	—	73
Accounts receivable arising from sales of metal concentrates	—	—	148	—	148
Investments in securities	—	43	—	—	43
Derivative assets	—	—	7	—	7
Other current and non-current financial assets	34	—	—	—	34
Total financial assets	$107	$43	$412	$—	$562
Financial liabilities
Debt	$—	$—	$—	$(2,699)	$(2,699)
Accounts payable and accrued liabilities	—	—	—	(688)	(688)
Derivative liabilities	—	—	(40)	—	(40)
Other current and non-current financial liabilities	—	—	—	(13)	(13)
Total financial liabilities	$—	$—	$(40)	$(3,400)	$(3,440)
At December 31, 2014
Financial assets
Cash and cash equivalents	$—	$—	$482	$—	$482
Money market investments	53	—	—	—	53
Accounts receivable arising from sales of metal concentrates	—	—	187	—	187
Investments in securities	—	57	—	—	57
Derivative assets	—	—	17	—	17
Other current and non-current financial assets	113	—	—	—	113
Total financial assets	$166	$57	$686	$—	$909
Financial liabilities
Debt	$—	$—	$—	$(3,592)	$(3,592)
Accounts payable and accrued liabilities	—	—	—	(1,039)	(1,039)
Derivative liabilities	—	—	(49)	—	(49)
Other current and non-current financial liabilities	—	—	—	(34)	(34)
Total financial liabilities	$—	$—	$(49)	$(4,665)	$(4,714)

GOLDCORP    |  26

Third Quarter Report – 2015
(In millions of United States dollars, except where noted)

(b)	Net (losses) gains on financial assets and liabilities classified as at fair value through profit and loss
The net (losses) gains on derivatives for the three and nine months ended September 30 were comprised of the following:

	Three Months Ended September 30		Nine Months Ended September 30
	2015	2014	2015	2014
Realized (losses) gains
Foreign currency, heating oil, copper, lead, and zinc contracts	$(25)	$1	$(55)	$(1)
Other	—	(1)	—	(3)
	(25)	—	(55)	(4)
Unrealized gains (losses)
Foreign currency, heating oil, copper, lead, and zinc contracts	4	(15)	—	(5)
Other	—	1	—	3
	4	(14)	—	(2)
Net losses	$(21)	$(14)	$(55)	$(6)

(c)	Fair value information

(i)	Fair value measurements of financial assets and liabilities recognized on the Condensed Interim Consolidated Balance Sheets
The levels in the fair value hierarchy into which the Company’s financial assets and liabilities that are measured and recognized on the Condensed Interim Consolidated Balance Sheets at fair value on a recurring basis were categorized as follows:

	At September 30, 2015		At December 31, 2014
	Level 1	Level 2	Level 1	Level 2
Cash and cash equivalents	$257	$—	$482	$—
Investment in securities	34	9	47	10
Accounts receivable arising from sales of metal concentrates	—	148	—	187
Current and non-current derivative assets	—	7	—	17
Current and non-current derivative liabilities	—	(40)	—	(49)
At September 30, 2015, there were no financial assets and liabilities measured and recognized at fair value that would be categorized as Level 3 in the fair value hierarchy or on a non-recurring basis.
The Company’s policy for determining when a transfer occurs between levels in the fair value hierarchy is to assess the impact at the date of the event or the change in circumstances that could result in a transfer. There were no transfers between Level 1 and Level 2 during the three and nine months ended September 30, 2015.

(ii)	Valuation methodologies for Level 2 financial assets and liabilities
Accounts receivable arising from sales of metal concentrates
The Company’s metal concentrate sales contracts are subject to provisional pricing with the final selling price determined at the end of the quotational period. At each reporting date, the Company’s accounts receivable on these contracts are marked-to-market based on a quoted forward price for which there exists an active commodity market.
Commodity and foreign currency forward and option contracts
The Company's derivative assets and liabilities are comprised of commodity and foreign currency forward and option contracts. The fair values of the forward contracts are calculated using discounted contractual cash flows based on quoted forward curves and discount rates incorporating the applicable yield curve. The fair values of the option contracts are calculated using an option pricing model which utilizes a combination of quoted prices and market-derived inputs, including volatility estimates and option adjusted credit spreads.

GOLDCORP    |  27

Third Quarter Report – 2015
(In millions of United States dollars, except where noted)

(iii)	Fair values of financial assets and liabilities not already measured and recognized at fair value on the Condensed Interim Consolidated Balance Sheets
At September 30, 2015, the fair values of financial assets and liabilities not already measured and recognized at fair value were as follows:

	Level	Input	Carrying value (2)	Fair value
$1.0 billion notes	1	Closing price	$1,003	$959
$1.5 billion notes	1	Closing price	1,488	1,434
425 million Argentine pesos loan	2	31.5% (1)	44	46
1.6 billion Argentine pesos loan	2	31.5% (1)	171	172
180 million Argentine pesos loan	2	31.5% (1)	11	12

(1)	Represents the estimated market quoted yield should the Company incur similar borrowings in Argentina on September 30, 2015.

(2)	Includes accrued interest payable.
At September 30, 2015, the carrying amounts of money market investments, other financial assets, accounts payable and accrued liabilities, other financial liabilities and certain debt are considered to be reasonable approximations of their fair values due to the short-term nature of these instruments.

(d)	Financial instruments and related risks
The Company manages its exposure to financial risks, including credit risk, liquidity risk, currency risk, interest rate risk and price risk in accordance with its Finance Risk Management Policy. The Company's exposure to financial risks and how the Company manages each of those risks are described in note 25(e) to the Company's consolidated financial statements for the year ended December 31, 2014. There were no significant changes to those risks or to the Company's management of exposure to those risks during the three and nine months ended September 30, 2015, except as noted below:

(i)	Liquidity risk
During the three and nine months ended September 30, 2015, the Company generated operating cash flows from continuing operations of $443 million and $1,022 million, respectively (three and nine months ended September 30, 2014 – $188 million and $717 million, respectively). At September 30, 2015, Goldcorp held cash and cash equivalents and money market investments of $257 million and $73 million, respectively (December 31, 2014 – $482 million and $53 million, respectively) and had working capital of $470 million (December 31, 2014 – $691 million, of which $26 million represented the Company's net assets held for sale, respectively), which the Company defines as current assets less current liabilities.
On June 11, 2015, the Company increased its committed and unsecured revolving credit facility from $2.0 billion to $3.0 billion and extended the term to June 10, 2020, under existing terms and conditions. At September 30, 2015, the undrawn balance of the revolving credit facility was $3.0 billion (December 31, 2014 – $1.2 billion).
On June 11, 2015, the Company repaid the 220 million Argentine pesos ($24 million) drawn against the 1-year 469 million Argentine peso ($100 million) credit facility.
At September 30, 2015, the Company had letters of credit outstanding, surety bonds and secured deposits in the amount of $372 million (December 31, 2014 – $460 million). The Company's capital commitments for the next twelve months amounted to $106 million at September 30, 2015.

(ii)	Market risk
Currency risk
During the three and nine months ended September 30, 2015, the Company recognized a net foreign exchange gain of $2 million and $26 million (three and nine months ended September 30, 2014 – gain of $3 million and loss of $22 million, respectively). Based on the Company’s net exposures (other than those relating to taxes) at September 30, 2015, a 10% depreciation or appreciation of applicable foreign currencies against the US dollar would have resulted in an approximate $18 million increase or decrease in the Company’s after-tax net earnings, respectively.
During the three and nine months ended September 30, 2015, the Company recognized a net foreign exchange loss of $167 million and $323 million in income tax expense on income taxes receivable/(payable) and deferred income taxes, respectively (three and

GOLDCORP    |  28

Third Quarter Report – 2015
(In millions of United States dollars, except where noted)

nine months ended September 30, 2014 – loss of $87 million and $170 million, respectively). Based on the Company’s net exposures relating to taxes at September 30, 2015, a 10% depreciation or appreciation of applicable foreign currencies against the US dollar would have resulted in an approximate $228 million decrease or increase in the Company’s after-tax net earnings, respectively.

14.	CONTINGENCIES
Due to the size, complexity and nature of the Company’s operations, various legal, tax, environmental and regulatory matters are outstanding from time to time. While the outcomes of these matters are uncertain, based upon the information currently available, the Company does not believe that these matters in aggregate will have a material adverse effect on its consolidated financial position, cash flows or results of operations. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements on the date such changes occur.
In October 2014, Pueblo Viejo Dominicana Corporation ("PVDC") received a copy of an action filed in an administrative court in the Dominican Republic by Rafael Guillen Beltre (the "Petitioner"), who claims to be affiliated with the Dominican Christian Peace Organization. The Government of the Dominican Republic has also been notified of the action. The action alleges that environmental contamination in the vicinity of the Pueblo Viejo mine has caused illness and affected water quality in violation of the Petitioner’s fundamental rights under the Dominican Constitution and other laws. The primary relief sought in the action, which is styled as an "Amparo" remedy, is the suspension of operations at the Pueblo Viejo mine as well as other mining projects in the area until an investigation into the alleged environmental contamination has been completed by the relevant governmental authorities. On June 25, 2015, the trial court in the Municipality of Cotui (“Trial Court”) dismissed the legal action as the Petitioner failed to produce evidence to support his allegations. The Petitioner appealed the Trial Court’s decision to the Constitutional Court on July 21, 2015. On July 28, 2015, PVDC filed a motion to dismiss the appeal as it was filed after the expiry of the applicable filing deadline. The motion is pending. No amounts have been recorded for any potential liability or asset impairment arising from this matter, as PVDC cannot reasonably predict any potential losses.

GOLDCORP    |  29

CORPORATE OFFICE	STOCK EXCHANGE LISTING

Park Place	Toronto Stock Exchange: G
Suite 3400 – 666 Burrard Street	New York Stock Exchange: GG
Vancouver, BC V6C 2X8 Canada
Tel: (604) 696-3000	TRANSFER AGENT
Fax: (604) 696-3001
CST Trust Company
www.goldcorp.com	1066 West Hastings Street
Vancouver, BC V6E 3X1 Canada
TORONTO OFFICE	Toll free in Canada and the US:
(800) 387-0825
Suite 3201 – 130 Adelaide Street West	Outside of Canada and the US:
Toronto, ON M5H 3P5 Canada	(416) 682-3860
Tel: (416) 865-0326
Fax: (416) 359-9787	inquiries@canstockta.com

RENO OFFICE	www.canstockta.com

Suite 310 – 5190 Neil Road	AUDITORS
Reno, NV 89502 United States
Tel: (775) 827-4600	Deloitte LLP
Fax: (775) 827-5044	Vancouver, BC

MEXICO OFFICE	INVESTOR RELATIONS

Paseo de las Palmas 425-15	Jeff Wilhoit
Lomas de Chapultepec	Vice President, Investor Relations
11000 Mexico, D.F.	Toll free: (800) 567-6223
Tel: 52 (55) 5201-9600	Email: info@goldcorp.com

GUATEMALA OFFICE	REGULATORY FILINGS

5ta avenida 5-55 zona 14 Europlaza	The Company’s filings with the Ontario Securities Commission
Torre 1 Nivel 6 oficina 601	can be accessed on SEDAR at www.sedar.com.
Guatemala City
Guatemala, 01014	The Company’s filings with the US Securities and
Tel: 502 2329 2600	Exchange Commission can be accessed on EDGAR
at www.sec.gov.
ARGENTINA OFFICE

Maipu 255, Piso 12
C1084ABE Capital Federal
Buenos Aires, Argentina
Tel: 54 114 323 7000

CHILE OFFICE

Avda. Apoquindo 4501, oficina 703
Las Condes
Santiago 7580125, Chile
Tel: 562 898 9300